UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (RULE 13d-1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a).
                               (AMENDMENT NO. 1)*

                             OPTIMARK HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                     --------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                  RONALD FISHER
                                  SOFTBANK INC.
                               1188 CENTER STREET
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 22, 2002
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 2 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            4,101,264 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,101,264 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,101,264 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.6% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 3 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL LP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            4,030,761 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,030,761 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,030,761 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 4 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       RONALD D. FISHER
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,270,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,270,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,270,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.3% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 5 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       CHARLES R. LAX
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.3% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 6 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.3% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 7 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.3% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 8 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CORP.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.3% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 9 OF 13 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.3% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("SB CPI"), SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"), Ronald D. Fisher ("Mr. Fisher"), Charles R. Lax ("Mr. Lax"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son ("Mr. Son"), in accordance with their Agreement of Joint Filing, incorporated by reference as Exhibit A hereto, hereby file this statement on Schedule 13D ("Statement") with respect to shares of Common Stock (the "Common Stock") of OptiMark Holdings, Inc. (the "Company"). SB Capital Partners, SB CP LLC, SB CPI, SB Capital, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons." Except as amended and supplemented hereby, the statement on Schedule 13D previously filed by the Reporting Persons with respect to the Common Stock, as heretofore amended, remains in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND.

         Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 35.8% interest in SOFTBANK as of March 31, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to the Proxy Statement filed by the Company on August 22, 2002, the total number of shares of voting Common Stock outstanding as of August 15, 2002 was 32,629,913 shares.

         SB CPI, MR. FISHER AND MR. LAX. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed to be beneficial owners of the 8,250,000 shares of Common Stock beneficially owned by SB CP LLC, or approximately 25.3% of the outstanding Common Stock. Mr. Fisher, a director of the Company, holds options to purchase 20,000 shares of Common Stock, which options are exercisable within 60 days of the date hereof, and accordingly may be deemed to be a beneficial owner of a total of 8,270,000 shares of Common Stock, or 25.3% of the outstanding Common Stock.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 35.8% interest in SOFTBANK as of March 31, 2002.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 22, 2002, SB Capital Partners, SB Capital and SOFTBANK Capital Advisors Fund LP, a Delaware Limited partnership ("SBCAF" and, together with SB Capital Partners and SB Capital, the "SB Entities") entered into an agreement (the "Agreement") with Draper Fisher Jurvetson ePlanet Ventures L.P., a Cayman Islands limited partnership ("ePlanet Ventures"), Draper Fisher Jurvetson ePlanet Partners Fund, LLC, a California limited liability

                               Page 10 of 13 Pages
company ("ePlanet Partners"), and Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, a German partnership ("ePlanet KG" and, together with ePlanet Ventures and ePlanet Partners, "DFJE"). Pursuant to the Agreement, filed as Exhibit C hereto, until the earlier of: (i) the date of termination or dissolution of either SB Capital Partners or SB Capital or (ii) the date on which neither the SB Entities nor certain related parties owns any shares of Series C Stock or Series E Stock (or shares of capital stock of the Company earned as a dividend thereon or in exchange therefor), DFJE will receive an amount equal to the product of 33.33% and the "OptiMark Value" (such product, the "Applicable Amount"), following each occurrence of a "Triggering Event". Pursuant to the Agreement, a "Triggering Event" will occur, subject to specified exceptions, upon the consummation of: (i) a sale of all or substantially all of the assets of the Company and the distribution of the proceeds of such sale to the stockholders of the Company; or (ii) a merger or consolidation of the Company with or into any other entity, except a merger or consolidation in which the holders of more than 50% in value of the capital stock of the Company immediately prior to consummation of the transaction continue to own more than 50% in value of the capital stock or other equity interests of the surviving entity immediately following consummation of the transaction; or (iii) a sale by the SB Entities of all or any portion of its shares of Series C Stock or Series E Stock to one or more entities which, together with any such sales to other entities not previously taken into account in a Triggering Event, resulted in the payment of consideration to the SB Entities with an aggregate fair market value (calculated as described in the Agreement) in excess of $5.0 million dollars. "OptiMark Value" is defined in the Agreement as (i) the fair market value of all consideration received by the SB Entities calculated as described in the Agreement (less the portion thereof attributable to the "OII Value" and less certain expenses), minus (ii) funds contributed or advanced to the Company by the SB Entities after February 13, 2002 (less amounts previously repaid to the SB Entities or realized by the SB Entities on account of a Triggering Event). Pursuant to the Agreement, "OII Value" is defined to mean the portion of the OptiMark Value attributable to the Company's direct and indirect ownership interests in OptiMark Innovations, Inc., a Delaware corporation ("OII"), and its successors and or any cash, securities, or other property received for equity securities of OII held by the Company.

         The foregoing reference to and description of the Agreement is a summary of certain terms of the Agreement and is qualified in its entirety by the complete text of the Agreement which is attached hereto as Exhibit C.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    Agreement of Joint Filing, (incorporated by reference to Exhibit A to Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons with respect to the Company).

Exhibit B    Power of Attorney (incorporated by reference to Exhibit 24 to the
             Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK
             Ventures, Inc. on February 18, 1998 with respect to Concentric
             Network Corporation).

Exhibit C    Agreement, dated as of August 22, 2002, by and between the SB
             Entities and DFJE.

                               Page 11 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2002                            SOFTBANK CAPITAL PARTNERS LP
                                           By: SOFTBANK CAPITAL PARTNERS LLC,
                                                    General Partner


                                           By:  /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:  Steven J. Murray
                                                  Title: Administrative Member


                                           SOFTBANK CAPITAL LP
                                           By: SOFTBANK CAPITAL PARTNERS LLC,
                                                    General Partner


                                           By:  /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:  Steven J. Murray
                                                  Title: Administrative Member


                                           SOFTBANK CAPITAL PARTNERS LLC


                                           By:  /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:  Steven J. Murray
                                                  Title: Administrative Member


                                           SOFTBANK CAPITAL PARTNERS
                                           INVESTMENT INC.


                                           By:  /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:  Steven J. Murray
                                                  Title: Treasurer


                                           RONALD D. FISHER


                                           By:  /s/ Ronald D. Fisher
                                               --------------------------------
                                                  Name:  Ronald D. Fisher


                               Page 12 of 13 Pages

                                           CHARLES R. LAX


                                           By:  /s/ Charles R. Lax
                                               --------------------------------
                                                  Name:  Charles R. Lax


                                           SOFTBANK HOLDINGS INC.


                                           By:  /s/ Stephen A. Grant
                                               --------------------------------
                                                  Name:  Stephen A. Grant
                                                  Title: Secretary


                                           SOFTBANK CORP.


                                           By:  /s/ Stephen A. Grant
                                               --------------------------------
                                                  Name:  Stephen A. Grant
                                                  Title: Attorney-in-Fact


                                           MASAYOSHI SON


                                           By:  /s/ Stephen A. Grant
                                               --------------------------------
                                                  Name:  Stephen A. Grant
                                                  Title: Attorney-in-Fact







                               Page 13 of 13 Pages